Exhibit 1

Oi S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MPF): 76.535.764/0001-43

BOARD OF TRADE (NIRE): 33 3 0029520-8

PUBLICLY-HELD COMPANY

CALL NOTICE

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

The Board of Directors of Oi S.A. (“Company”) calls the Shareholders of the Company to an Extraordinary General Shareholders’ Meeting, to be held on November 18, 2014, at 10:30 a.m., at the Company’s headquarters, at Rua do Lavradio No. 71, Centro, in the City and State of Rio de Janeiro, RJ, to decide on the following Agenda:

(1)	The approval of the proposal for the grouping of common and preferred shares issued by the Company, each in a 10 to 1 ratio, with the subsequent amendment to Section 5 of the Company’s By-laws;

(2)	The consolidation of Section 5 of the Company’s By-laws in order to reflect the amendments approved at the Company’s Board of Directors Meetings, held on April 28, April 30, May 5, June 18 and October 15, 2014; and,

(3)	The election, in order to complete the terms, of one effective and two alternate members of the Company’s Board of Directors until the 2016 Annual General Meeting, considering the appointments made at the Board of Directors Meetings held on May 21, 2014 and October 15, 2014.

GENERAL INSTRUCTIONS:

1. The documentation relating to the Agenda items, including information concerning the nominees to the Company’s Board of Directors, are available for examination by shareholders at the Company’s headquarters and on its investor relations website (www.oi.com.br/ri), as well as through the website of the Brazilian Securities Commission (Comissão de Valores Mobiliários, the “CVM”) (www.cvm.gov.br), in accordance with CVM Instruction 481/09.

2. Shareholders wishing to personally participate or be represented by an attorney-in-fact in the Ordinary General Shareholders’ Meeting must deliver the following documents to the Company’s General Management and Corporate M&A Department, located at Rua Humberto de Campos No. 425, 5th floor, Leblon, in the City of Rio de

Janeiro, State of Rio de Janeiro, between 9:00 a.m. and 12:00 p.m. or between 2:00 p.m. and 6:00 p.m., at least two business days before the Meeting takes place: (i) for legal entities: notarized copies of the legal entity’s Articles of Incorporation, Bylaws or Articles of Association, minutes recording the election of its Board of Directors (if one exists) and minutes recording the election of its Executive Officers that include the election of the legal representative(s) that will be present at the Meeting; (ii) for individual persons: notarized copies of the shareholder’s identification document and Brazilian taxpayer’s registry (CPF); and (iii) for investment funds: notarized copies of the fund’s regulations and the Bylaws or Articles of Association of the fund’s manager, as well as minutes recording the election of the legal representative(s) that will be present at the Meeting. In addition to the documents listed in items (i), (ii) and (iii) above, as the case may be, if a shareholder is being represented by an attorney-in-fact, the respective notarized proxies, conferring special powers, must also be delivered, as well as notarized copies of the identity documents and minutes recording the election of the legal representative(s) that will sign the proxy form, as well the identity documents and Brazilian taxpayer registry of the person(s) acting as proxy. These measures are intended to expedite the process of registration of the shareholders present at the Meeting.

3. Shareholders whose shares are registered with Stock Exchange’s Fungible Custody of Registered Shares (Custódia Fungível de Ações Nominativas das Bolsas de Valores) and who wish to attend this Meeting must present a statement of share ownership, issued by their custodian, dated at least two working-days prior to this Meeting.

Rio de Janeiro, October 17, 2014.

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors